December 22, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles and Andrew Blume

Re:	MaxLinear, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 1, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2023
Filed October 25, 2023
File No. 001-34666

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) to MaxLinear, Inc. (the “Company”) received by letter dated December 15, 2023 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the annual period ended December 31, 2022 filed on February 1, 2023 (the “2022 Annual Report”) and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed on October 25, 2023 (the “Form 10-Q”). For your convenience, we have repeated the comments contained in the Comment Letter before the Company’s response. Page references herein correspond to the page of the 2022 Annual Report or the Form 10-Q, as applicable. References to “we,” or “our” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. If specific quantitative impacts are known, refrain from using relative terms, such as “primarily” and “to a lesser extent.” When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on pages 59 and 60 that revenue changes were driven by sales of specific products, gross profit was impacted by “revenue mix” and provide boilerplate disclosure that the increase in cost of net revenue was “primarily driven by higher sales and incremental expenses.” Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

MaxLinear Inc. 5966 La Place Court, Suite 100, Carlsbad, CA 92008 Tel: (760) 692-0711 Fax: (760) 444-8598

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2023

•to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings beginning with the Annual Report on Form 10-K for the year ending December 31, 2023 (the “2023 Annual Report”), we shall describe and quantify, where possible, the extent to which each material factor contributed to the overall change between periods in a financial statement line item, including any offsetting factors. We shall include in our discussion of revenue fluctuations the extent to which material changes are attributable to price changes, volume changes, and/or introduction of new products and services, to the extent calculable and meaningful. In addition, where the Company identifies the intermediate causes of changes in its operating results, it shall also describe the reasons underlying those intermediate causes in sufficient detail to satisfy the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A.

The Company advises the Staff that in the 2023 Annual Report, we intend to revise our disclosure of the material factors that contributed to the overall change from year to year in revenue and gross profit in a manner similar to the following:

Net revenue increased $227.9 million to $1.1 billion for the year ended December 31, 2022, as compared to $892.4 million for the year ended December 31, 2021. Broadband net revenue increased $0.8 million, driven by price increases on our broadband systems-on-chip, or SoC, products within this category, which was partially offset by decreases in the volume of shipments in this category. Connectivity revenue increased $154.6 million due to an increased volume of shipments of products toward the latter part of 2022 as our supply improved opening up new opportunities to address the third party router market and was supplemented by price increases on connectivity products. More than 50% of the revenue increase was driven by introduction of our new Wi-Fi 6 product late in the previous year. The increase in infrastructure revenues of $16.9 million was driven by an increase in shipments in the wireless infrastructure market. Industrial and multi-market revenue increased $55.6 million due to increased demand for our power and interface products and increased prices on products within this category. This end market also had some modest declines from products that entered end of life categorization.

Cost of net revenue increased $73.9 million to $470.5 million for the year ended December 31, 2022, as compared to $396.6 million for the year ended December 31, 2021. The increase was driven by an increased volume of shipments of certain connectivity products toward the latter part of 2022 as our supply improved and increased costs on inventory purchased from suppliers as a result of supply chain constraints, and was partially offset by decreases in the volume of shipments of broadband products. Gross profit percentage improved for the year ended December 31, 2022, as compared to the year ended December 31, 2021, driven by improved mix of higher margin new products, higher margin infrastructure and industrial and multi-market product contributions, and improved margins from price increases that were passed along on certain products within our broadband, connectivity, and industrial and multi-market categories during the year, and improved absorption of amortization of intangible assets.

We respectfully advise the Staff that with regard to our ability to quantify revenue and gross margin fluctuations, our revenues and gross margins are impacted by factors in addition to price, volume, and the introduction of new products. We offer products that are sold at varying prices depending on the customers to whom they are sold and the region they are sold in. We also offer rebates to certain end customers for groups of products sold separately and/or bundled with other products, some of which are sold via distributors at standard prices and a credit is later issued to the distributor once the product has sold through to the end customer (an estimate of the credit is also recorded in the same period for accounting purposes). New product launches and existing product discontinuances also further impact product mix changes. Consequently, while we estimate price and volume changes, and standard margins at a high level for internal product management purposes, we are unable to calculate such changes with sufficient precision and accuracy for all of our products without undue effort for the purpose of inclusion in our public disclosures. To the extent such changes would be a material factor contributing to the overall changes for the relevant period, we shall include a description.

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2023

Cash Flows from Operating Activities, page 65

2.Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings beginning with the 2023 Annual Report, we shall include an informative discussion and analysis of cash flows from operating activities, including changes in working capital components for the periods presented. We shall explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, for material changes in operating activities, we shall discuss material changes in working capital and its components such as, but not limited to, accounts receivable and related collections, inventory purchases and related supply, accounts payable and related purchases, and other liabilities such as accrued price protection liability, which is impacted by timing of claims by end customers and volume of sales with such price protections. We believe certain changes in working capital components are often temporary in nature, and to the extent that such changes are relevant to understanding of trends and variability in cash flows, we shall include them in our disclosure.

Notes to Consolidated Financial Statements 7. Balance Sheet Details, page 99

3.We note the material increases in your “price protection” and “price adjustments” accruals from fiscal year ends 2021 to 2022. Please tell us and revise your disclosures to specify the nature of the items included within each accrual. Also tell us the reasons for the significant increases in these liabilities and, to the extent the related activity materially impacted your results of operations, ensure you sufficiently discuss the historical and trending impacts within MD&A.

Response: The Company respectfully directs the Staff to our revenue recognition policy in Footnote 1 to our consolidated financial statements for an explanation of the nature of the items included within the price protection and accrued obligations to customers for price adjustments. The Company respectfully advises the Staff that the Company’s price protection accrual is an estimate of product price protection rights offered to certain end customers on products sold by the Company to the end customer’s contract manufacturer at a standard price that are later incorporated into the end customer’s product. Once the price protection program contractually ends, which is approximately one to two years from the date of sale of our product, and when the Company believes unclaimed amounts are no longer subject to payment and will not be paid, any remaining asset or liability is derecognized by an offsetting entry to cost of net revenue and net revenue. The Company’s price adjustments included in accrued expenses and other current liabilities are discounts and rebates expected to be claimed by the Company’s distributors upon sell-through of the products to their customers, which are initially sold by the Company to the distributors at a standard price. Price adjustments are finalized at the time the products are sold through to the end customer and the distributor or end customer submits a claim to reduce the sale price to a pre-approved net price. The price protection accrual to end customers and price adjustments to distributors are estimated using the expected value method based on the Company’s analysis of actual price protection and price adjustment claims by distributors or end customers and then reassessed at the end of each reporting period.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the 2023 Annual Report, we shall revise our disclosure to state the below reasons for the significant increase in the liabilities from 2021 to 2022.
The reason for the significant increase in price protection liability from approximately $40.5 million as of December 31, 2021 to approximately $113.3 million as of December 31, 2022, was due to a significant increase in revenues from customers with such price protection rights from 2021 to 2022, which increased the corresponding price protection accruals to such customers. In addition, there was an increase in the price protection liability due to the delay in the timing of payments and certain price protection claims submitted by customers since certain claims are not made until they have received a complete bundle of products. Such delay was caused by the supply chain shortages in the industry over an 18-month period beginning in 2021 and extending into 2022.

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2023

The reason for the significant increase in accrued obligations to customers for price adjustments for discounts and rebates expected to be claimed by the Company’s distributors from approximately $6.7 million as of December 31, 2021 to approximately $52.4 million as of December 31, 2022 was an improvement in the supply chain in 2022 compared to 2021 for certain products sold to distributors that had previously been supply constrained resulting in increased sales to distributors, thus increasing inventory held at distributors at December 31, 2022 compared to December 31, 2021 that are subject to price adjustments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings beginning with the 2023 Annual Report, we shall revise our disclosures to state the reasons for any significant increase in the liabilities and, to the extent the related activity materially impacted our results of operations, discuss the historical and trending impacts within MD&A.

Form 10-Q for the Quarterly Period Ended September 30, 2023, filed on October 25, 2023

15. Commitments and Contingencies, page 31

4.We note your disclosures regarding the dispute with Silicon Motion and a related class action lawsuit. We further note that “no material loss contingencies have been accrued” for other legal matters “in the ordinary course of business” but indicate that “litigation can have a material adverse impact.” To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

Response: We terminated the Merger Agreement with Silicon Motion on July 26, 2023, or in the third quarter of 2023, and notified Silicon Motion that MaxLinear was relieved of its obligations to close on multiple grounds, and on October 5, 2023, Silicon Motion filed a Notice of Arbitration with the Singapore International Arbitration Centre alleging that MaxLinear breached the Merger Agreement. The confidential arbitration with Silicon Motion and the related class action lawsuit are ongoing. The Company respectfully acknowledges the Staff’s comment and advises the Staff that we shall provide the applicable disclosures required by ASC 450-20-50-3 through -4 in future filings beginning with the 2023 Annual Report based on the current facts and circumstances at the time of filing, including a discussion of whether a loss is reasonably possible in excess of recorded amounts, and the amount or range of such loss, if it can be estimated (or a statement that a reasonable estimate cannot be made at that time). As of the October 25, 2023 filing date of our Form 10-Q for the Quarterly Period ended September 30, 2023, the Company had determined that a loss related to these matters in an amount or range in excess of accrued liabilities was reasonably possible; however, a reasonable estimate of the amount or range of possible loss could not be made at the time.

*****

Please direct your questions or comments regarding the Company’s responses to me at (760) 692-0711, or Mark Baudler of Wilson Sonsini Goodrich & Rosati Professional Corporation, outside counsel to the Company at (650) 493-9300. Thank you for your assistance.

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2023

Sincerely,

/s/ Steven G. Litchfield

Steven G. Litchfield
Chief Financial Officer and Chief Corporate Strategy Officer

cc:	Kishore Seendripu, Ph.D., President and CEO, MaxLinear, Inc.
Connie Kwong, Corporate Controller and Principal Accounting Officer
Michelle Sayer, General Counsel and Chief Compliance Officer
Mark Baudler, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark Hughes, Grant Thornton LLP